

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2010

Mr. Lewis W. Coleman
 President and Chief Financial Officer
DREAMWORKS ANIMATION SKG, INC.
1000 Flower Street
Glendale, California 91201

> **Re: DreamWorks Animation SKG, Inc.**
> **Form 8-K, Item 4.01**
> **Filed October 27, 2010**
> **File No. 1-32337**

Dear Coleman:

   We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Beverly A. Singleton
Staff Accountant